ID #350116

82-34866

06013303

SOLBEC
PHARMACEUTICALS LTD

SUPPL

UPDATE REGARDING SOLBEC'S RECENT US TRIP

Summary

- Solbec's recent US trip generated many useful meetings with key biotechnology industry figures.
- Solbec's presentation was well received at the Boston BioRelationships U.S. investor forum.
- The 2006 Biotechnology Industry Organization (BIO 2006) conference in Chicago was very successful, with Solbec presenting the Coramsine® licensing opportunity to many key international licensing executives.

Perth, Australia. 1st May 2006: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that its U.S. trip in early April saw a busy and productive set of meetings with Solbec being well received at Boston BioRelationships investor forum on April 5 and 6, and then at BIO 2006 in Chicago. As part of the BIO Business Partnering Forum Solbec met with senior licensing executives from virtually every key international pharmaceutical company. The majority of these meetings consisted of Solbec updating industry figures of Coramsine's® progress since the last time the companies had met. Encouragingly Solbec was able to secure meetings with several key international pharmaceutical companies with whom Solbec had not met before.

The licensing presentation outlined the progress of Coramsine's® clinical development, most importantly the recent Phase I clinical trial results and the work done identifying Coramsine's® unique mode of action. A copy of the presentation has been placed on the Solbec website www.solbec.com.au under the heading "Company Presentations".

-END-

Further information:

David Sparling	Stephen Carter
General Manager	Executive Director
Tel: (08) 9446 7555	Tel: (08) 9446 7555
Mob: 0417 721 972	Mob: 0412 154 029
Email: david.sparling@solbec.com.au	Email: stephen.carter@solbec.com.au

dlw 5/11

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au